Exhibit 12.1

Triad Hospitals, Inc

Computation of Ratios of Earnings to Fixed Charges

	For the Years Ended December 31,
	2004		2003		2002		2001		2000
Earnings:
Income from continuing operations before minority interests and income taxes	$228.7		$179.9		$243.8		$67.3		$14.7
Fixed charges, exclusive of capitalized interest	141.7		155.9		154.7		143.1		71.2

Income as adjusted	$370.4		$335.8		$398.5		$210.4		$85.9

Fixed Charges:
Interest charged to expense	$113.7		$133.7		$135.6		$127.4		$61.8
Portion of rents representative of interest	28.0		22.2		19.1		15.7		9.4

	141.7		155.9		154.7		143.1		71.2
Interest expense included in cost of plant construction	5.6		1.8		4.6		4.6		1.7

	$147.3		$157.7		$159.3		$147.7		$72.9

Ratios of Earnings to Fixed Charges	2.5	x	2.1	x	2.5	x	1.4	x	1.2	x